U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                          Commission File Number:  000-22235

                          NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  September 30, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                                    PART I
                            REGISTRANT INFORMATION

                      Video Network Communications, Inc.
                        ______________________________
                            Full Name of Registrant



                        ______________________________
                           Former name if applicable


                            50 International Drive
                        ______________________________
                     Address of principal executive office
                              (Street and number)


                       Portsmouth, New Hampshire, 03801
                        ______________________________
                           City, State and Zip Code


                                    PART II
                            RULE 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [X]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X]     (b) The subject annual report, semi-annual report, transition report on Form 10-K or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





                                   PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

The Registrant was unable to timely complete its Quarterly Report on Form 10-QSB without unreasonable effort and expense. Specifically, the Registrant was unable to complete its review of its quarterly financial statements for the period ended September 30, 2002 with its recently appointed outside independent accounting firm in time to complete its Quarterly Report on Form 10-QSB . The Registrant anticipates completing its analysis of these financial statements soon and will file its Quarterly Report on Form 10-QSB on or before the fifth calendar day following the prescribed due date.



                                    PART IV
                               OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

Carl Muscari, Chief Executive Officer      603             334-6700
_____________________________________   _________      _________________
(Name)                                 (Area Code)     (Telephone Number)



(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      [X] Yes [ ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Registrant anticipates reporting: (i) revenues of approximately $106,000 for the quarter ended September 30, 2002, compared to revenues of $472,000 for the quarter ended September 30, 2001; (ii) operating expenses of approximately $2,963,000 for the quarter ended September 30, 2002 compared to operating expenses of $2,013,000 for the quarter ended September 30, 2001; and (iii) operating losses of approximately $3,566,000 for the quarter ended September 30, 2002 compared to operating loss of $1,869,000 for the quarter ended September 30, 2001.

A more detailed discussion of results of operations will be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-QSB to be filed.


                      Video Network Communications, Inc.
                      __________________________________

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    November 15 , 2002                        By: /s/ Carl Muscari
                                                       _______________________
                                                       Chief Executive Officer